UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

40-24B-2

SALES LITERATURE OF REGISTERED
 MANAGEMENT INVESTMENT COMPANY

 Investment Company Act file number 811-3931

 Clipper Fund, Inc.
(Exact name of registrant as specified in charter)

9601 Wilshire Blvd. Suite 800, Beverly Hills, CA 90210
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (800) 776-5033

CLIPPER FUND SM
Total Returns as of 11/30/05
	Clipper	S&P 500 Index
Year to Date	-1.91%	4.88%
Average Annual Total Returns as of 10/31/05
	Clipper	S&P 500 Index
1 Yr	1.81%	8.44%
3 Yr	6.34%	12.10%
5 Yr	6.84%	0.64%
10 Yr	15.10%	9.28%
Inception*	14.72%	12.86%

*Clipper Fund Inception Date: 2/29/1984

Performance Disclosures. Past performance is no guarantee of future results. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Mutual fund performance changes over time and currently may be lower or higher than the performance data quoted above.

The Fund's total returns include reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Average annual total return measures annualized change while total return measures aggregate change.

While PFR believes that the Fund's holdings are value stocks, there can be no assurance that others will consider them as such. Further, investing in value stocks presents the risk that value stocks may fall out of favor with investors and underperform growth stocks during given periods. Because Clipper Fund is non-diversified, the performance of each holding will have a greater impact on the Fund's total return, and may make the Fund's return more volatile than a more diversified fund. Portfolio holdings are subject to change without notice and are not intended as recommendations of individual stocks.

The S&P 500 Index is an unmanaged, capitalization weighted index of the common stocks of 500 major U.S. corporations. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. In addition, unlike the Fund, which periodically maintains a significant cash position, the S&P 500 is fully invested. Investors cannot directly invest in an index.

Before investing in the Fund, request a copy of the Fund's current prospectus. The prospectus contains important information about the Fund, including the Fund's investment objectives, risks, management fees, and other expenses. You can read, print, or download the prospectus from the bottom of any page on this website. Please read the prospectus carefully before investing.